EXHIBIT 99.1

Endeavour Silver Signs Agreement to Acquire Bruner Gold Project in Nye County, Nevada

VANCOUVER, British Columbia, July 19, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) announces it has entered into a definitive agreement (the “Agreement”) with Canamex Gold Corp. to acquire a 100% interest in Canamex’ Bruner Property, a gold exploration, located in Nye County, Nevada approximately 180 kilometres (km) southeast of Reno for US$10 million in cash.

Gold was originally discovered at Bruner in 1906 and the district saw intermittent historic small-scale mining between 1906 and 1998. Recent exploration activities by previous operators included mapping, sampling, geophysical surveys and drilling, culminating in a mineral resource estimate in 2015 and a preliminary economic assessment in 2017 outlining a low capital cost, open pit, heap leach mine operation.

Highlights of the Properties:

  Acquiring a 100% interest totalling 1,457 hectares on patented and unpatented claims, subject to pre-existing NSR royalties, some of which can be repurchased.

  Ideally located within Nevada’s Walker Lane northwest trending mineral belt currently hosting several producing mines and recent discoveries.

  Readily accessible by paved highway and gravel roads only 25 km from the town of Gabbs, Nevada. High voltage power is available approximately 30 km from the project and water rights have been secured.

  Favourable geology with gold and silver occurring in low-sulphidation epithermal veins and in disseminations within sheeted and stockwork zones. Three gold areas have been outlined within a broad 3 km zone of anomalous gold values.

  Historic resources of 342,000 ounces of gold contained in 17.5 million tonnes grading 0.61 grams per tonne in three zones, Paymaster, HRA and Penelas, as estimated by Canamex Gold. Endeavour has not verified this historic resource estimate and is not relying on it. See below for historic resource estimate qualifications.

  Strong potential to discover additional gold and silver mineralization amenable to open pit mining, as shown by surface sampling between Paymaster, HRA and Penelas zones.

  Excellent metallurgy – cyanide leach test results show that each mineralized zone has gold recoveries > 85% for 0.75” to 3.0” crush size with potential for run-of-mine leaching.

  Provides diversification with an advanced stage exploration project in Nevada, USA, a world class, stable mining jurisdiction.

Endeavour CEO, Dan Dickson, commented “We are pleased to add an advanced stage precious metals exploration property to our project pipeline. Bruner represents a good start on building an attractive gold-silver portfolio in Nevada and should be an accretive acquisition for our five-year strategic plan to become a premier senior silver producer, with potential for exploration discoveries, district acquisitions, near-term production, and organic growth.

“Our exploration team will focus initially on verifying the historic resources, then turn its attention to the many exploration targets on the Bruner Property. We look forward to unlocking the full potential of the Bruner Property with the goal of building a new mining operation in another historic mining district in Nevada.”

Transaction Summary

Pursuant to the Agreement, Endeavour will pay US$10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits. Completion of the transactions under the Agreement is subject to customary closing conditions and is subject to Canamex shareholder approval.

The Bruner Gold Project resource estimate was prepared for Canamex Gold in a technical report dated January 22, 2018 titled “NI 43-101 Technical Report on the Bruner Gold Project, Updated Preliminary Economic Assessment, Nye County, Nevada, USA” by Welsh Hagen Associates. The resource estimate was established through surface drilling. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve.

Endeavour is not treating the historical estimate as a current mineral resource or mineral reserve, has not verified the historical resource estimate and is not relying on it. Endeavour plans to “twin” certain drill holes and conduct a drilling program to upgrade the historical estimate as a current mineral resource.

Dale Mah, B.Sc., P.Geo., Endeavour's Vice President Corporate Development, is the Qualified Person who reviewed and approved this news release.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s strategic plans, completion of the Bruner Gold Project acquisition, timing and expectations for the Company’s exploration and drilling programs, estimates of mineralization from drilling, geological information projected from sampling results and the potential quantities and grades of the target zones. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the completion of the Bruner Gold Project acquisition, receipt of shareholder approval by Canamex; conditions in general economic and financial markets; accuracy of assay results; geological interpretations from drilling results, timing and amount of capital expenditures; performance of available laboratory and other related services; future operating costs; and the historical basis for current estimates of potential quantities and grades of target zones. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: satisfaction of closing conditions for the Bruner Gold Project acquisition, receipt of shareholder approval by Canamex; the timing and content of work programs; results of exploration activities and development of mineral properties; the interpretation and uncertainties of drilling results and other geological data; receipt of title opinion on the Bruner Property, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project costs overruns or unanticipated costs and expenses; availability of funds; failure to delineate potential quantities and grades of the target zones based on historical data, and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.